SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 4)

                    Under the Securities Exchange Act of 1934

                                 Celeritek, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    150926103
                                 (CUSIP Number)

                                 Tamer Husseini
                                 Celeritek, Inc.
                              3236 Scott Boulevard
                          Santa Clara, California 95054
                                 (408) 986-5060
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 30, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 150926103                         SCHEDULE 13D

      1. Names of Reporting Persons: Anaren, Inc.

         I.R.S. Identification Nos. of above persons (entities only): 16-0928561

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      2. Check the Appropriate Box if a Member of a Group (See Instructions)

                (a) |_|
                (b) |_|

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      3. SEC Use Only

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      4. Source of Funds (See Instructions)

                WC
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      5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
         2(d) or 2(e)

                |_|
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      6. Citizenship or Place of Organization

                New York

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--------------------------------------------------------------------------------
Number of Shares    7. Sole Voting Power                              777,300
Beneficially
Owned by            ------------------------------------------------------------
Each                8. Shared Voting Power                             - 0 -
Reporting
Person With         ------------------------------------------------------------
                    9. Sole Dispositive Power                         777,300

                    ------------------------------------------------------------
                    10. Shared Dispositive Power                       - 0 -
--------------------------------------------------------------------------------


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

      11. Aggregate Amount Beneficially Owned by Each Reporting Person

                777,300 shares of Common Stock

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      12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
          Instructions) |_|

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      13. Percent of Class Represented by Amount in Row (11)

                6.3%

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      14. Type of Reporting Person (See Instructions)

                CO


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

This Amendment No. 4 amends the statement on Schedule 13D filed with the Securities and Exchange Commission on July 11, 2002, as amended on August 6, 2002, September 20, 2002 and April 10, 2003, by Anaren, Inc. (formerly Anaren Microwave, Inc.), a New York corporation ("Anaren"), with respect to its ownership of common stock, no par value, of Celeritek, Inc., a California corporation ("Celeritek").

Item 4. Purpose of Transaction

On April 30, 2003, Tamer Husseini, Chairman, President and CEO of Celeritek, Inc., telephoned Lawrence A. Sala, Anaren's Chairman, President and CEO, offering Anaren an opportunity to conduct a due diligence review of Celeritek. Later that same day, Celeritek's counsel (Wilson, Sonsini, Goodrich & Rosati) sent an e-mail message to Anaren's counsel (Bond, Schoeneck & King, PLLC) "suggesting that we use the prior confidentiality agreement (August 14, 2002 draft) but delete the standstill provisions." On May 1, 2003, Anaren responded to Celeritek's counsel via e-mail stating: "Given the uncertain status of Celeritek's Board of Directors and executive management group in view of the pending special meeting of Celeritek's shareholders, Anaren does not believe it is prudent to pursue any discussions with Celeritek until the outcome of the shareholder meeting is known," which remains Anaren's position.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: April 30, 2003                   ANAREN, INC.

                                       By:    /s/ Lawrence A. Sala
                                              ----------------------------------
                                       Name:  Lawrence A. Sala
                                       Title: Chairman, President and Chief
                                              Executive Office


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